March 14, 2006

BY EDGAR AND FACSIMILE

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Imaging Systems, Inc.

Form 10-K for Fiscal Year Ended March 31, 2005, filed June 8, 2005

Form 10-Q for Quarterly Period Ended June 30, 2005

Form 10-Q for Quarterly Period Ended September 30, 2005

Form 10-Q for Quarterly Period Ended December 31, 2005

File No. 000-24373

Dear Mr. Ohsiek:

Set forth below are the responses of Global Imaging Systems, Inc. (the “Company”) to the staff’s letter of comment, dated February 28, 2006 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended March 31, 2005, Form 10-Q for the quarterly period ended June 30, 2005, Form 10-Q for the quarterly period ended September 30, 2005 and Form 10-Q for the quarterly period ended December 31, 2005 (collectively, the “Filings”). For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended March 31, 2005

Item 9A. Disclosure Controls and Procedures, page 14

1.	Please revise your future disclosures regarding the definition of disclosure controls and procedures and your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

March 14, 2006

ensure you address the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Also revise the terminology you use in defining disclosure controls and procedures to align more closely with the terminology used in the referenced Exchange Act Rules, to avoid any ambiguity in the disclosures. Confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures in this filing and subsequent filings are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K and subsequent Forms 10-Q accordingly.

Response: The Company will revise its future disclosures regarding the definition of disclosure controls and procedures and the Company’s principal executive and financial officers’ conclusions as to the effectiveness of the Company’s disclosure controls and procedures in order to address the entire definition of disclosure controls and procedures used in Exchange Act Rules 13-15(e) and 15d-15(e). The Company will also revise the terminology it uses in defining disclosure controls and procedures to align more closely with the terminology used in the referenced Exchange Act Rules. The Company confirms that its disclosures regarding the effectiveness of its disclosure controls and procedures in its Form 10-K for the fiscal year ended March 31, 2005 and subsequent Forms 10-Q are still accurate considering the entire definition of disclosure controls and procedures.

Exhibit 13.1 Annual Report to Stockholders

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 2

Results of Operations, page 4

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004, page 5

Revenues, page 5

2.	In future filings, where you identify intermediate effects of changes in your operating results, also describe the reasons underlying these effects. For example, you disclose that in fiscal 2005 internal revenue growth of 5% contributed to overall increased revenues. You should elaborate to explain why you had internal revenue growth of 5%. Additionally, you should consider disclosing whether you expect similar internal revenue growth in future periods. See SEC Release No. 33- 8350.

Response: The Company will provide additional disclosures in its future filings regarding the underlying reasons for changes in operating results where appropriate. The

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

March 14, 2006

Company notes that its internal revenue growth is the retail equivalent of same store sales. Internal revenue growth is calculated for each period by comparing total revenues earned by businesses that were part of the Company during the entire subject period to the total revenues earned by those same businesses during the corresponding period in the prior year. Because of the many different: (i) products and accessories; (ii) product lines; and (iii) vendors, the Company does not specifically track increasing or decreasing prices on a unit basis. Rather, the Company focuses on aggregate revenues.

As it relates to the Company’s disclosure of future period expectations, the Company believes it is appropriate to provide only forward guidance on known material trends or uncertainties in relation to internal revenue growth for the next quarter of results. The Company will include this disclosure in future filings as such material trends and uncertainties are identified.

Liquidity and Capital Resources, page 9

3.	Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, you explain that the decrease in cash provided by operating activities from fiscal year 2004 to fiscal year 2005 “was primarily due to an increase in accounts receivable, primarily related to higher sales in March 2005 versus March 2004, and an increase in inventories during fiscal year 2005 compared to a decrease for fiscal year 2004. These items were partially offset by higher net income and an increase in accounts payable.” In future filings, please provide analysis explaining the underlying reasons for the fluctuations in the applicable working capital accounts, such as inventories and accounts payable in the example above. Refer to SEC Release No. 33-8350.

Response: The Company will provide additional disclosure in its future filings regarding the underlying reasons for material fluctuations in cash flows and applicable working capital accounts in accordance with SEC Release No. 33-8350.

Consolidated Financial Statements, page 12

Consolidated Statements of Cash Flows, page 14

4.	In future filings, please revise your statements of cash flows to present on a gross basis cash flows associated with purchases and disposals of property, equipment and rental equipment. Similarly revise your presentation of payments and proceeds on your long-term debt. Also note that netting of cash flows related to your revolving line of credit is only permitted if the borrowings have underlying maturities of three months or less. Please either confirm that this is the case, or revise accordingly. See paragraphs 11 through 13 of SFAS 95, as amended by SFAS 104.

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

March 14, 2006

Response: The Company will expand its statement of cash flows to present on a gross basis, cash flows associated with purchases and disposals of property, equipment and rental equipment. Similarly, the Company will revise its presentation of payments and proceeds on the Company’s long term debt and revolving line of credit.

Notes to Consolidated Financial Statements, page 16

Note 1. Summary of Significant Accounting Policies, page 16

Revenue Recognition, page 16

5.	Reference is made to your disclosure that service revenues are recognized “as earned.” In future filings, please revise this disclosure to be more descriptive. For example, disclose the point in time at which delivery is deemed to have occurred; in other words, the point in time at which you believe you have substantially accomplished what you must do to be entitled to the revenues. Also disclose the nature and terms of any customer acceptance provisions in your service contracts, and how such provisions affect the timing of revenue recognition, if at all. Refer to SAB Topic 13A.

Response: The Company will provide additional disclosure in its future filings to be more descriptive in the discussion of the Company’s revenue recognition policy for service revenues. Also, please see our response to comment No. 6 below.

6.	On page 3 you disclose that over 90% of your automated equipment sales are accompanied by a service contact. You also make reference to the fact that you bundle local equipment sales and local support services in a competitive price package. Please tell us if you generally bundle a customer service agreement with equipment when sold, and/or whether you have other multiple-deliverable arrangements. If so, in future filings, please disclose: 1) your accounting policy for recognition of revenue from multiple-deliverable arrangements, including whether deliverables are separable into units of accounting; and 2) the nature and terms of the multiple-deliverable arrangements, including cancellation, termination, customer acceptance, and refund-type provisions. Also clearly disclose the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Refer to paragraph 18 of EITF 00-21 and question 1 of SAB Topic 13B. Show us how the revised disclosures will read.

Response: In general, the Company does not bundle a customer service agreement with equipment when sold. In approximately 90% of our copier/printer/MFP equipment

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

March 14, 2006

transactions, the equipment is financed and, therefore sold, to an independent third-party leasing company. In most cases, the Company then enters into a separate maintenance service agreement with the customer. The equipment lease agreement between the customer and the leasing company is generally not coterminous with the maintenance service agreement. The Company’s use of the word “bundle” in “Item 1 – Business” on page 3 of the Company’s Form 10-K for the year ended March 31, 2005 means the Company provides a one-stop solution to its customer’s office technology needs. In future filings, the Company will modify its disclosures as necessary to avoid any potential confusion. The Company will also provide expanded disclosure in future filings in the discussion of the Company’s revenue recognition policy. The Company expects that its revised revenue recognition disclosure would read substantially as follows:

“We recognize revenue as follows:

Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third-party leasing companies, at the time of acceptance by the leasing company and the customer. Supplies sales to customers generally are recognized at the time of shipment in accordance with our stated shipping terms of FOB shipping point. In the case of service contracts that include supplies, revenue for supplies sales is recognized ratably based over the term of the contract.

Maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. The typical maintenance service agreement is volume based and includes an allowance for a minimum number of copies for a base service fee plus an overage charge for any copies in excess of the minimum number. Therefore, we generally do not have any significant service obligations under customer satisfaction programs or product warranty obligations beyond those provided by the equipment manufacturer. Other service revenues are recognized as such services are performed. Deferred revenue consists of unearned maintenance contract revenue that is recognized over the life of the related contract, generally 12 months.

Rental equipment revenue is recognized ratably over the life of the underlying cancelable operating lease, principally one to three years.

Supporting our objective to provide complete solutions to our customers, we generally provide a separate customer maintenance service agreement with copier/printer/MFP equipment when sold. Revenues for equipment and service are generally based on actual customer pricing which approximates fair market value.”

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

March 14, 2006

The Company does not have other multiple-deliverable arrangements that would require disclosure pursuant to paragraph 18 of EITF 00-21 and/or question 1 of SAB Topic 13B.

Note 2. Acquisitions, page 20

7.	Pursuant to paragraph 51.b. of SFAS 141, and in light of the significant portion of the purchase price in each of your recent acquisitions which was allocated to goodwill, please disclose in future periods, where a material business combination is completed, the factors that contributed to a purchase price that results in recognition of goodwill. Show us how the revised disclosure would read for the historical periods presented. Please also inform us in detail as to the process you undertake in connection with each acquisition to identify and value intangible assets other than goodwill.

Response: The Company will provide additional disclosure in its future filings regarding the factors that contribute to a purchase price that results in the recognition of goodwill. The Company expects that its revised disclosure would read substantially as follows:

“All acquisitions have been accounted for using the purchase method of accounting and, accordingly, are included in our results of operations from the effective date of acquisition. The excess purchase price over the estimated fair values of the underlying assets acquired, including identifiable intangible assets, and liabilities assumed are allocated to goodwill.

The primary factors contributing to the recognition of goodwill include the expected synergies to be derived from the business combination, purchasing leverage from increased scale, enhancement or growth of market territories, an industry-seasoned workforce and the reputation of the company being acquired.”

The aforementioned paragraphs would replace the seventh paragraph of the Company’s existing Note 2, which note begins on page 20.

For the periods under review, in connection with each acquisition, the processes to identify and value intangible assets (other than goodwill) that the Company has undertaken are detailed below.

For any acquisition that qualified as a significant business combination pursuant to Regulation S-X, 17 C.F.R. 210.11-01(b), the Company engaged the services of a qualified, independent third-party valuation service provider to assist in the determination and allocation of excess purchase price to other identifiable intangible assets (primarily customer relationships and non-compete agreements).

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

March 14, 2006

The Company’s approach to the valuation of intangible assets includes consideration of both the income approach and the cost approach. The Company has found that the two methods generally produce comparable results.

In connection with its analysis and determination, the Company makes such reviews, analyses and inquiries as it deems necessary and appropriate under the circumstances. The scope of such reviews, analyses and inquiries generally includes:

•	discussions with certain members of senior management of the acquired company regarding the operations, financial condition, history, future prospects and projected operations and performance of the acquired company;

•	an analysis of historical and projected financial data for the acquired company;

•	an analysis of the number of machines under contract, including new placements, turnover, and retention rates;

•	an evaluation of processes used to acquire new customers;

•	an analysis of opportunity costs for the acquired company;

•	a review of the trade name for each acquired company;

•	a review of non-compete agreements with the executives of the acquired company;

•	a review of certain other materials related to the transaction;

•	a review of certain other available financial data for a number of companies that are deemed comparable to the acquired company; and

•	such other studies, analyses and inquiries as may be deemed appropriate.

For acquisitions that do not rise to the level of a significant business combination, as provided in Regulation S-X, 17 C.F.R. 210.11-01(b), the Company either, (a) engages the services of a third-party valuation service provider to assist in the valuation of other identifiable intangible assets, or (b) performs the analysis internally consistent with the methodologies employed by the Company’s third-party valuation providers. The Company believes the consistent nature of the operations it acquires generally allows for the application of a consistent methodology. The processes employed for such acquired companies are generally the same as those identified above.

Note 5. Long-Term Debt, page 22

8.	You disclose that on May 16, 2003, you issued $57,500,000 of 4% convertible senior subordinated notes. In future filings, please disclose all pertinent rights and privileges of these and other convertible debt instruments. For example, you should disclose that the stated conversion rate in the notes adjusts upon the occurrence of certain events. You should also disclose that the holders of the notes have registration rights agreements for the underlying stock. Refer to Rule 5-02(22) of Regulation S-X and Issue I6(a) of EITF 00-27, as applicable.

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

March 14, 2006

Response: The Company will provide additional disclosure in its future filings regarding all pertinent rights and privileges of the Company’s 4% convertible senior subordinated notes.

In connection with responding to the staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (813) 960-5508. Thank you for your assistance.

Sincerely,

/s/ Raymond Schilling
Raymond Schilling
Executive Vice President &
Chief Financial Officer